October 31, 2005

VIA EDGAR AND BY HAND DELIVERY

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Jeffrey Riedler, Assistant Director
Mail Stop: 6010

      Re:  Bionovo, Inc.
           Amendment No. 4 to Registration Statement on Form SB-2
           File No. 333-126399

Dear Mr. Riedler:

      On behalf of Bionovo, Inc. (the "Company"), enclosed please find Amendment No. 4 (the "Amendment") to the Company's Registration Statement on Form SB-2 initially filed on July 5, 2005 and amended on September 16, 2005, October 7, 2005 and October 26, 2005. The Amendment is marked to show changes from Amendment No. 3 to the Form SB-2.

      The Amendment is being filed to update information (i) in the "Principal and Selling Stockholders" section relating to three selling stockholders, (ii) relating to market prices during the fourth quarter of 2005 and (iii) relating to a recent equipment lease and a $381,000 letter of credit issued with respect to such lease (please see MD&A - Liquidity and Capital Resources and Subsequent Events notes to the financial statements). The only other changes relate to the filing date of the Amendment.

      As previously discussed with the Commission staff (the "Staff"), the Company is subject to substantial penalties to investors in the Company's April and May 2005 private placements if the Form SB-2 is not declared effective by Wednesday, November 2, 2005. In the event the Staff has any further comments with respect to the Amendment, please contact me as soon as possible so that we can provide the Staff with additional information or revisions to the SB-2 as necessary, in order that the Company can meet its November 2, 2005 deadline.

      Please do not hesitate to call me at (703) 903-7530 or Robert H. Cohen at
(212) 801-6907 should you have any questions concerning this filing or any of the above responses.

                                    Very truly yours,

                                    /s/

                                    Fiorello J. Vicencio, Jr.

Enclosures
cc:      Isaac Cohen, President and Chief Executive Officer
         James Stapleton, Chief Financial Officer
         Robert H. Cohen, Esq.